SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended May 05, 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

May 5 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today announced that it has stopped the flow of oil from one of the three existing leak points on the damaged MC252 oil well and riser in the Gulf of Mexico. While this is not expected to affect the overall rate of flow from the well, it is expected to reduce the complexity of the situation being dealt with on the seabed.

Separately, BP announced that it has made $25 million block grants to each of the states of Louisiana, Alabama, Mississippi and Florida to help accelerate the implementation of Area Contingency Plans (ACPs). These approved plans address the removal of a worst case spill and are designed to mitigate or prevent a substantial threat to sensitive areas.

The grants BP has made to the four states do not affect BP's MC252 response or existing claims process, but are supplemental to them and are intended to enable local businesses to support clean-up and recovery efforts. Each state will administer its U.S. $25 million grant.

"We are continuing to do all we can to stop the flow of oil from the well and also attack and capture the spilled oil offshore," said Tony Hayward, BP Group Chief Executive. "However, it is also vital that we work together with government and potentially impacted communities to protect the shoreline from any impact of the spill. We hope these grants will support the effective deployment of pre-prepared response plans in each state."

At the MC252 well, using remotely operated vehicles (ROVs), a valve has been installed on the end of a broken drill pipe, one of the three points from which oil was leaking. The ROVs first cut the end of the pipe to leave a clean end and the valve, weighing over half a ton, was placed in position on the seabed. Overnight the ROVs completed securely joining the valve to the broken drill pipe and then closed it, shutting off the flow from that pipe. The ROVs will continue to closely monitor the well and remaining flow points to look for any changes.

In parallel, BP continues to make plans for the loading and movement of a first containment dome from dock at Port Fourchon, Louisiana out to the well site. It is planned to lower the dome over one of the leak sites on the seabed and then connect it by pipe to a specialist vessel at the surface. This system is designed to help capture the oil at the seabed and collect it securely for processing. The dome is currently expected to be lowered to the wellsite seabed in around three days' time allowing the process of testing and commissioning to begin. Only once this is complete will the effectiveness of the system be demonstrated.

BP's initial onshore response efforts focused on Louisiana, and have rapidly expanded with equipment and people staged and ready in Mississippi, Alabama, and Florida. BP has positioned rapid response teams in Mobile, Alabama and Houma, Louisiana, to enable quick response and cleaning of areas where oil may come ashore.  These 12-person teams will assess initial impacts, and then call in a larger contingent of trained responders and volunteers to clean the affected area. BP is also setting up a Rapid Response Team for Chandeleur Island.

In addition, BP has been hosting town hall meetings in Gulf Coast communities for those who wish to volunteer on a cleanup crew or to volunteer their vessels for marine work.  More than 2,000 volunteers have been signed up and trained by BP.

BP has a supply of boom and other resources on hand to cover the next seven to ten days of planned response activity, and has put in place a supply chain that should enable it to deliver additional supplies as needs arise. There are now nine staging areas across the Gulf Coast - four in Louisiana and three in Mississippi, and one each in Alabama and Florida.

Press enquiries:

BP Press Office London +44 20 7496 4076
BP Press office, US: +1 281 366 0265
U.S. Coast Guard Joint Information Center 985-902-5231
www.deepwaterhorizonresponse.com

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: May 05, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary